UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Spectranetics Corporation
(Name of Issuer)
Shares of Common Stock, $0.001 par value
(Title of Class of Securities)
84760C107
(CUSIP Number)
Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 27, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84760C107

1	NAMES OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	84760C107

1	NAMES OF REPORTING PERSONS Bradbury Dyer III / SJ Madstone LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		20,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	84760C107

1	NAMES OF REPORTING PERSONS Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,020,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,020,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,020,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D
This Schedule 13D (the “Schedule 13D”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), (ii) Bradbury Dyer III / SJ Madstone LP, a Texas limited partnership (“Madstone”) and (iii) Bradbury Dyer III (“Mr. Dyer”, and together with Paragon JV and Madstone, the “Reporting Persons”). This Schedule 13D relates to shares of common stock, $0.001 par value (the “Common Stock”) of The Spectranetics Corporation, a Delaware corporation (the “Issuer”).
This Schedule 13D relates to (i) Common Stock purchased by Mr. Dyer for the account of Paragon JV on behalf of Paragon and Paragon II. Mr. Dyer, as the authorized agent to Paragon JV, controls the investment decisions of Paragon JV and (ii) Common Stock purchased by Madstone, for which Mr. Dyer serves as the general partner.

Item 1.	Security and Issuer
Securities acquired: Common Stock, $0.001 par value per share.
Issuer: The Spectranetics Corporation
  9965 Federal Drive
  Colorado Springs, Colorado 80921

Item 2.	Identity and Background
(a) This statement is filed by: (i) Paragon JV, (ii) Madstone, and (iii) Mr. Dyer.
(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 260, Dallas, Texas 75201.
(c) The principal business of Paragon JV is the joint management of the assets and activities of Paragon and Paragon II. The principal business of Paragon, Paragon II and Madstone is investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities. The present principal occupations or employments of Mr. Dyer are management of his personal investments, serving as general partner of Paragon, Paragon II and Madstone, and as the authorized agent for Paragon JV.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Paragon JV is a joint venture formed under the laws of the State of Texas. Madstone is a limited partnership formed under the laws of the State of Texas. Mr. Dyer is a United States citizen.

Item 3.	Source and Amount of Funds
The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is $10,326,555.12. The source of these funds was the working capital of the Reporting Persons.

Item 4.	Purpose of the Transaction
The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect their judgment, the Reporting Persons may acquire additional shares of dispose of any or all of their shares. The Reporting Persons do not currently intend to acquire the Issuer or to control the management and policies of the Issuer. The Reporting Persons may have communications with the Issuer regarding the Issuer’s operations, strategic plans, corporate governance, board composition and/or shareholder value.

Item 5.	Interest in Securities of the Issuer
33,119,035 shares of Common Stock were outstanding as of August 4, 2010, based upon the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2010.
(a)
(i) As of November 2, 2010, Paragon JV, by virtue of carrying out the purposes of Paragon and Paragon II per the joint venture agreement of Paragon JV, a copy of which is herewith filed as Exhibit 2 and incorporated herein by reference, beneficially owns 2,000,000 shares of Common Stock held by Paragon JV, which represent 6.0% of the Issuer’s outstanding shares of Common Stock.

(ii) As of November 2, 2010, Madstone beneficially owns 20,000 shares of Common Stock held by Madstone, which represent 0.1% of the Issuer’s outstanding shares of Common Stock.
(iii) As of November 2, 2010, Mr. Dyer beneficially owns 2,020,000 shares of Common Stock, including 2,000,000 shares of Common Stock held by Paragon JV and 20,000 shares of Common Stock held by Madstone. Mr. Dyer does not have direct beneficial ownership of the 2,020,000 shares of the Issuer’s Common Stock held by Paragon JV and Madstone; however, Mr. Dyer, as the general partner of Paragon I and Paragon II, as agent for Paragon JV, and as the general partner of Madstone, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared beneficial ownership of such shares. These 2,020,000 shares of Common Stock represent 6.1% of the Issuer’s outstanding shares of Common Stock.

(b)	(i) Paragon JV has the sole power to vote and dispose of the 2,000,000 shares of Common Stock it holds.
(ii) Madstone has the sole power to vote and dispose of the 20,000 shares of Common Stock it holds.
(iii) Mr. Dyer, as the authorized agent of Paragon JV and the general partner of Madstone, has the shared power to vote and dispose of the 2,020,000 shares of Common Stock held by Paragon JV and Madstone.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons.

Exhibit 2.	Joint Operation and Accounting Procedures Agreement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2010	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE
	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	Authorized Agent

BRADBURY DYER III / SJ MADSTONE LP
	By:	/s/ Bradbury Dyer III
	Name:	Bradbury Dyer III
	Title:	General Partner

BRADBURY DYER III
	By:	/s/ Bradbury Dyer III